NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the Common Stock (the 'Common Stock') of Hermitage Offshore Services Ltd. (the 'Company') from listing and registration on the Exchange at the opening of business on November 6, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its initial decision to initiate delisting proceedings pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') based on the Company's August 11, 2020 disclosure that the Company filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed. Pursuant to the above authorization, the Company was notified by letter on August 12, 2020 of the Exchange's intention to initiate delisting proceedings. Further, on August 12, 2020, a press release announcing the initiation of delisting proceedings and the suspension of trading in the Common Stock was issued and posted on the Exchange's website. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company filed such a request within the specified time period on August 26, 2020. Subsequently, the Exchange immediately suspended trading in the Company's Common Stock after market close on September 23, 2020. The Exchange reached its decision to immediately suspend and establish an additional basis for delisting the common stock pursuant to Section 802.01B of the Listed Company Manual because the Company fell below the continued listing standard requiring a listed company to maintain an average global market capitalization over a consecutive 30 trading day period of at least $15 million. The Company announced on October 23, 2020 its decision to withdraw its appeal. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.